UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 2

API Nanotronics Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
 (Title of Class of Securities)

03761M203
(CUSIP Number)

Phillip DeZwirek
2300 Yonge Street, Suite 1710
Toronto, ON M4P 1E4
(416) 593-6543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 03761M203

1	NAME OF REPORTING PERSON	Icarus Investment Corp. f/k/a Can-Med Technology, Inc. d/b/a/ Green Diamond Oil Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Ontario corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,151,294 shares
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,151,294 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,151,294 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.1%(1)
14	TYPE OF REPORTING PERSON		CO

(1)
Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

Schedule 13D/A
CUSIP No. 03761M203

1	NAME OF REPORTING PERSON	Icarus Investment Corp., a Delaware corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,934,628 shares
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,934,628 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,934,628 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.4%(1)
14	TYPE OF REPORTING PERSON		CO

(1)
Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

SCHEDULE 13D/A

API Nanotronics Corp.
Filed by
Icarus Investment Corp., an Ontario corporation
Icarus Investment Corp., a Delaware corporation

This Amendment No. 2 amends and supplements the Form 13D originally filed October 19, 2007 with respect to the common stock, $0.01 per share value (“Common Stock”) of API Nanotronics Corp. (the “Issuer”), as amended by an Amendment No. 1 filed June 24, 2008.

Item 2.       Identity and Background:

The response set forth in Item 2 is amended and restated as set forth below:

(1)  This Statement is filed by:

(a)	Icarus Investment Corp., an Ontario corporation, f/k/a Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Icarus Ontario”) with respect to the Common Stock directly owned by it.

(b)	Icarus Investment Corp. (“Icarus Delaware”), which is a 50.1% owner of Icarus Ontario, with respect to the Common Stock owned by it directly and owned by Icarus Ontario.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".  All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.

(2)  The principal business address of each of the Reporting Persons is:

2300 Yonge Street, Suite 1710
Toronto, ON M4P 1E4

(3)  The principal business of each of the Reporting Persons is:

Icarus Ontario is holding company owning securities of various issuers.  Icarus Ontario is controlled by Phillip DeZwirek a director, Chairman and Treasurer of Issuer and Jason DeZwirek, his son and a director and the Secretary of the Issuer.

The principal business of Icarus Delaware is owning 50.1% of Icarus Ontario.  Phillip DeZwirek and Jason DeZwirek jointly control Icarus Delaware.

Phillip DeZwirek is also a director and the Chief Executive Officer of CECO Environmental Corp. (“CECO”), a corporation that is a full-service air pollution control company. CECO’s address is: 3120 Forrer Street, Cincinnati, OH 45209.  Phillip DeZwirek is the father of Jason DeZwirek.

Jason DeZwirek also serves as Secretary and a director of CECO Environmental Corp.

Item 3.    Source and Amount of Funds or Other Considerations:

The response in Item 3 is amended by adding the following:

Icarus Ontario used working capital for the purchase of the Note described in Item 4.

SCHEDULE 13D/A
Item 4.        Purpose of Transaction:

Icarus Ontario purchased a convertible promissory note (“Note”) in the amount of $700,000 in a private transaction, which proceeds were used to purchase a all of the rights, title and interest of Wachovia Bank, National Association (“Wachovia Bank”) and Wachovia Capital Finance Corporation (Canada) (collectively with Wachovia Bank, “Wachovia”) in and to certain loans and financing documents (the “Cryptek Loan”). The loans and financing documents include the loan to Cryptek Technologies Inc. (“Cryptek”) and security agreements covering substantially all of the assets of Cryptek. The Notes are convertible into shares of Common Stock at the price of $.75 per share.  Icarus Delaware is also deemed to beneficially own the Common Stock into which the Note is convertible.

The Reporting Persons, through Phillip DeZwirek and Jason DeZwirek, pursue an investment objective that seeks capital appreciation.  The Reporting Persons, through Phillip DeZwirek and Jason DeZwirek, will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer.  The Reporting Persons, through their officers and directors, may participate in interviews or hold discussions with third parties or with management in which the Reporting Persons' representatives may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisition of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by Issuer.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, the Reporting Persons may choose to purchase additional shares of Common Stock of Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise.  In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of Common Stock currently held by Icarus Ontario in the open market, in privately negotiated transactions with third parties, or otherwise.

As directors of the Issuer, Phillip DeZwirek and Jason DeZwirek, officers and directors of the Reporting Persons, may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of Issuer, acquiring complementary properties, entering new market regions and/or for other reasons.  These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances, including the acquisition of Cryptek.  The Reporting Persons’ representatives may also consider such plans and proposals in their capacity as members of management of Issuer.  As directors of Issuer the representatives of the Reporting Persons also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a)
Icarus Ontario is deemed to beneficially own all 2,151,294 shares of Common Stock it owns directly, including the 933,334 shares of Common Stock into which the Note is convertible, which in the aggregate represents 6.1% of the outstanding Common Stock of Issuer.  Icarus Delaware is deemed to beneficially own all 783,334 shares it owns directly and all 2,151,294 shares of Common Stock of Issuer owned by Icarus Ontario, which in the aggregate represents 6.1% of the outstanding Common Stock of Issuer because Icarus Delaware’s control of Icarus Ontario gives Icarus Delaware the power to direct the voting and disposition of Icarus Ontario's Common Stock of the Issuer.

(b)
Icarus Ontario shares voting power and dispositive power with Icarus Delaware with respect to the 2,151,294 shares of Common Stock of Issuer that Icarus Ontario owns because of Icarus Delaware’s control of Icarus Ontario.  Icarus Ontario is controlled by Phillip DeZwirek and Jason DeZwirek.  Phillip DeZwirek is the father of Jason DeZwirek.  Jason DeZwirek and Phillip DeZwirek each own 50% of Icarus Delaware, which in turn owns 50.1% of Icarus Ontario.  Phillip DeZwirek is a director and president of both Icarus Delaware and Icarus Ontario.  Jason DeZwirek is a director, vice president and treasurer of both Icarus Delaware and Icarus Ontario.  Therefore, through their joint control of Icarus Delaware, Phillip DeZwirek and Jason DeZwirek share voting power and dispositive power with respect to the shares owned by Icarus Ontario and Icarus Delaware.

(c)	Except as set forth in Item 4, the Reporting Persons have not effected any transactions in the Common Stock of Issuer in the past 60 days.

(d)
The other shareholders of Icarus Ontario besides Icarus Delaware have a right to receive a portion of any dividends from or proceeds of a sale of the stock of Issuer owned by Icarus Ontario as a result of their ownership of a portion of the equity of Icarus Ontario.  However, Icarus Ontario has no obligation to distribute to its shareholders either dividends or proceeds of a sale of Common Stock.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

I. Joint Filing Statement

SCHEDULE 13D/A

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2009

Icarus Investment Corp., a Delaware corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

Icarus Investment Corp., an Ontario corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

SCHEDULE 13D/A

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in API Nanotronics Corp.

Dated: July 6, 2009

Icarus Investment Corp., a Delaware corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

Icarus Investment Corp., an Ontario corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President